UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
Information To Be Included In Statements Filed Pursuant
To Rules 13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant To Rule 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

lululemon athletica inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
550021109
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	550021109	Page	2	of	7

1	NAMES OF REPORTING PERSONS Dennis J. Wilson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	5	SOLE VOTING POWER

NUMBER OF		23,003,037

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		134,492

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,003,037

WITH:	8	SHARED DISPOSITIVE POWER

		134,492

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,137,529

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	32.6%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1)    Based on 52,840,199 shares of common stock of the issuer outstanding as of December 6, 2010, and 18,160,042 exchangeable shares of Lulu Canadian Holding, Inc. a wholly-owned subsidiary of the issuer, which exchangeable shares are exchangeable for an equal number of shares of the issuer’s common stock, outstanding as of December 6, 2010.

CUSIP No.	550021109	Page	3	of	7

1	NAMES OF REPORTING PERSONS LIPO Investments (USA), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Columbia, Canada

	5	SOLE VOTING POWER

NUMBER OF		5,164,429

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,164,429

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,164,429

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1)    Based on 52,840,199 shares of common stock of the issuer outstanding as of December 6, 2010, and 18,160,042 exchangeable shares of Lulu Canadian Holding, Inc. a wholly-owned subsidiary of the issuer, which exchangeable shares are exchangeable for an equal number of shares of the issuer’s common stock, outstanding as of December 6, 2010.

Item 1.
(a)	Name of Issuer:

lululemon athletica inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

400 – 1818 Cornwall Avenue Vancouver, British Columbia, Canada V6J 1C7
Item 2.
(a)	Name of Person Filing:

Dennis J. Wilson LIPO Investments (USA), Inc.

(b)	Address of Principal Business Office or, if None, Residence:

c/o lululemon athletica inc. 400 – 1818 Cornwall Avenue Vancouver, British Columbia, Canada V6J 1C7

(c)	Citizenship:

Dennis J. Wilson — Canada

LIPO Investments (USA), Inc. is a corporation organized under the laws of the Province of British Columbia.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number:

550021109

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(Page 4 of 7 Pages)

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

	☑	Not applicable.

Item 4.	Ownership.
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: Dennis J. Wilson beneficially owns an aggregate of 23,137,529 shares of Common Stock. Such amount includes 17,792,728 shares of Common Stock issuable upon the exchange of exchangeable shares of Lulu Canadian Holding, Inc. held by Mr. Wilson, 134,492 shares of Common Stock issuable upon the exchange of exchangeable shares of Lulu Canadian Holding, Inc. held by Mr. Wilson’s wife, 5,164,429 shares of Common Stock held by LIPO Investments (USA), Inc., an entity which Mr. Wilson controls and 45,880 shares of Common Stock issuable upon the exchange of exchangeable shares of Lulu Canadian Holding, Inc. held by Five Boys Investments ULC, an entity which Mr. Wilson controls. Lulu Canadian Holding, Inc. is the Company’s indirect wholly owned subsidiary. Exchangeable shares of Lulu Canadian Holding, Inc. may be exchanged on a one-for-one basis for shares of the Company’s Common Stock.

(b)	Percentage of Class:
•	Dennis J. Wilson: 32.6%
•	LIPO Investments (USA), Inc.: 7.3%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
•	Dennis J. Wilson: 23,003,037

•	LIPO Investments (USA), Inc.: 5,164,429
(ii)	Shared power to vote or to direct the vote:
•	Dennis J. Wilson: 134,492

•	LIPO Investments (USA), Inc.: 0
(iii)	Sole power to dispose or to direct the disposition of:
•	Dennis J. Wilson: 23,003,037

•	LIPO Investments (USA), Inc.: 5,164,429

(Page 5 of 7 Pages)

(iv)	Shared power to dispose or to direct the disposition of:
•	Dennis J. Wilson: 134,492

•	LIPO Investments (USA), Inc.: 0

Item 5.	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

(Page 6 of 7 Pages)

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 14, 2011

/s/ Dennis J. Wilson
Dennis J. Wilson

LIPO Investments (USA), Inc.
By:	/s/ Dennis J. Wilson
Dennis J. Wilson
Authorized Officer

(Page 7 of 7 Pages)